Exhibit 3

LSB Funding LLC

600 Steamboat Road, Suite 200

Greenwich, Connecticut 06830

August 9, 2022

SBT Investors

600 Steamboat Road, Suite 200

Greenwich, CT 06830

Re: Distribution of shares of LSB Industries, Inc.

Dear SBT Investors LLC,

This letter agreement is being entered into as of the date first listed above by and between you and LSB Funding LLC, a Delaware limited liability company (“LSB Funding”), and LSB Industries, Inc., a Delaware corporation (the “Company”) in connection with the pro rata distribution in kind by LSB Funding, through its indirect parent entity Eldridge Industries, LLC, of shares of the Company common stock, par value $0.10 per share (“LSB Common Stock”) to you (the “Distribution”).

1. Temporary Limitation on Sale. In connection with the Distribution, LSB Funding and the Company hereby request that, for a period of six (6) months following the date of this letter agreement, you agree not to sell, transfer or otherwise dispose of shares of LSB Common Stock received by you as a result of the Distribution that would exceed, in any three-month period, the greater of (1) 1% of the outstanding shares of LSB Common Stock or (2) the average reported weekly trading volume of LSB Common Stock during the preceding four weeks, without the prior written consent of LSB Funding and the Company. You otherwise agree to comply with any applicable securities laws with respect to the sale, transfer or other disposition of such shares.

2. Third Party Beneficiaries

This letter agreement is solely for the benefit of you, LSB Funding and the Company (collectively, the “Parties”) and may be enforced only by the Parties, and is not intended to, nor does it, expressly or impliedly, confer any benefits on, or create any enforceable rights or remedies in favor of, any Person other than the Parties.

3. Miscellaneous.

This letter agreement may not be amended without the prior written consent of the Parties. This letter agreement constitutes the entire agreement, and supersedes all prior agreements, understandings and statements, written or oral, between the Parties with respect to the restriction contemplated hereby.

This letter agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this letter agreement, will be construed in accordance with and governed by the laws of the State of Delaware without regard to principles of conflicts of laws.

This letter agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute one and the same agreement.

IN WITNESS WHEREOF, the Parties hereto execute this letter agreement, effective as of the date first above written.

ACCEPTED AND AGREED:
SBT Investors LLC

By:	/s/ Todd Boehly
Name:	Todd Boehly

LSB FUNDING LLC

By:	/s/ Todd Boehly
Name:	Todd Boehly
Title:	Manager

LSB INDUSTRIES, INC.

By:	/s/ Cheryl A. Maguire
Name:	Cheryl A. Maguire
Title:	Executive Vice President and CFO